# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROSPECT CAPITAL CORP, CIK 0001287032
CUSIP: 74348T102
Title of class of securities: Common Stock, par value $ 0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET 44TH FL, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0002009659
Persons authorized to receive notices and communications: John F. Barry III, 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida (FL), 33401, 212-448-1858

## Reporting persons
- John & Daria Barry Foundation (CIK 0002009659): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), working capital (WC); sole voting power 43,727,065.61; shared voting power 0; sole dispositive power 43,727,065.61; shared dispositive power 0; aggregate amount beneficially owned 43,727,065.61 (9% of the class)
- Barry John F (CIK 0001294357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: bank loan (BK), personal funds (PF), other (OO); sole voting power 129,906,019.72; shared voting power 404,012.96; sole dispositive power 129,906,019.72; shared dispositive power 404,012.96; aggregate amount beneficially owned 130,310,032.69 (26.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $ 0.001 per share
Name of issuer: PROSPECT CAPITAL CORP
Address of issuer's principal executive offices: 10 EAST 40TH STREET 44TH FL, NEW YORK, New York (NY), 10016
Comment: This Schedule 13D/A constitutes Amendment No. 9 to the Schedule 13D on behalf of the John and Daria Barry Foundation (the Foundation) and Amendment No. 11 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016 (the Original Schedule 13D), as amended by Amendment No. 1 filed with the SEC on November 21, 2017 (Amendment No. 1), Amendment No. 2 filed with the SEC on November 28, 2017 (Amendment No. 2), Amendment No. 3 filed with the SEC on December 29, 2017 (Amendment No. 3), Amendment No. 4 filed with the SEC on July 2, 2018 (Amendment No.4), Amendment No. 5 filed with the SEC on January 7, 2019 (Amendment No. 5), Amendment No. 6 filed with SEC on March 23, 2020 (Amendment No. 6), Amendment No. 7 filed with the SEC on July 6, 2020 (Amendment No. 7), Amendment No. 8 filed with the SEC on January 8, 2021 (Amendment No. 8), Amendment No. 9 filed with the SEC on March 22, 2024 (Amendment No. 9) and Amendment No. 10 file with the SEC on November 22, 2024 (Amendment No. 10). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 or Amendment No. 10, and such prior disclosure, as so amended, is incorporated into this Amendment No. 9 to the Schedule 13D on behalf of the Foundation and Amendment No. 11 to the Schedule 13D of John F. Barry III.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by adding the following:

Since the filing of Amendment No. 10 on November 22, 2024 through March 3, 2026, (i) Mr. Barry acquired an aggregate of 8,713,656.13 Shares, which include Shares held in an IRA account in his name (the John F. Barry III IRA) and consist of 266,698.13 Shares purchased with dividends through the Issuers dividend reinvestment plan and 8,446,958.00 Shares purchased with personal funds on the open market, and (ii) 75,422.54 Shares were purchased with dividends through the Issuers dividend reinvestment account by an IRA account controlled by Mr. Barrys spouse, Daria Barry (the Daria Barry IRA), and 0 Shares purchased with existing cash on hand on the open market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 484,825,572 outstanding Shares as of February 26, 2026, as reported in the Issuers Proxy Statement filed on February 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Barry has sole voting and dispositive power over the 129,906,019.72 Shares held by him directly and through the Foundation as of March 3, 2026. Mr. Barry has shared voting and dispositive power over the 404,012.96 Shares acquired through the Daria Barry IRA as of March 3, 2026.
Transactions in the class effected during the past sixty days:
The following table sets forth all other transactions with respect to shares effected during the past sixty days by Mr. Barry and the Foundation. Except as otherwise noted below, all such transactions were purchases of shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction Account Amount of Securities Weighted Average Price per Share Type
2/18/2026 Daria Barry IRA 5,969.66 $2.8595 Dividend
2/18/2026 John F. Barry III IR 21,056.63 $2.8595 Dividend
2/18/2026 John F. Barry III 17.45 $2.8595 Dividend
1/21/2026 Daria Barry IRA 6,380.95 $2.6315 Dividend
1/21/2026 John F. Barry III IRA 22,507.37 $2.6315 Dividend
1/21/2026 John F. Barry III 18.64 $2.6315 Dividend
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John & Daria Barry Foundation: John Barry, John Barry (03/03/2026)
- Barry John F: John Barry, John Barry (03/03/2026)